UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Microwave Filter Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

595176108

(CUSIP Number)

Daniel Zeff
885 Sixth Avenue

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 595176108	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) N/A
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
96,953 shares
(8) SHARED VOTING POWER
None
(9) SOLE DISPOSITIVE POWER
96,953 shares
(10) SHARED DISPOSITIVE POWER
None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,953 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
(14) TYPE OF REPORTING PERSON (see instructions) PN

	CUSIP No. 595176108	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) N/A
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
None
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) OO

	CUSIP No. 595176108	13D	Page 4 of 7
(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) N/A
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
None
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on January 22, 2018, as amended on June 11, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)       The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,579,509 shares of Common Stock outstanding as of February 1, 2019, as reported in the Company’s Form 10-Q for the quarter ended December 31, 2018.

As of the close of business on April 25, 2019:

(i)       Capital beneficially owns 96,953 shares of Common Stock constituting approximately 3.8% of the shares of Common Stock outstanding.

(ii)       Holding beneficially owns 0 shares of Common Stock held by Capital, of which Holding is the general partner, constituting 0% of the shares of Common Stock outstanding; and

(iii)       Mr. Zeff beneficially owns 0 shares of Common Stock constituting 0% of the shares of Common Stock outstanding;

(b)       Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 96,953 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital’s general partner.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)       On April 24, 2019, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons that have not previously been disclosed by the Reporting Persons on a statement of Schedule 13D, inclusive of any transactions effected through 4:00 p.m., Eastern time, on April 25, 2019. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Sold	Price Per Share
Zeff Capital, L.P.	March 7, 2019	Sale of Common Stock	5,000	$0.51
Zeff Capital, L.P.	March 8, 2019	Sale of Common Stock	5,000	$0.47
Zeff Capital, L.P.	March 12, 2019	Sale of Common Stock	3,500	$0.47
Zeff Capital, L.P.	March 12, 2019	Sale of Common Stock	2,600	$0.46
Zeff Capital, L.P.	March 14, 2019	Sale of Common Stock	2,600	$0.44
Zeff Capital, L.P.	March 15, 2019	Sale of Common Stock	3,600	$0.46
Zeff Capital, L.P.	March 21, 2019	Sale of Common Stock	4,500	$0.41
Zeff Capital, L.P.	March 22, 2019	Sale of Common Stock	4,500	$0.41
Zeff Capital, L.P.	March 28, 2019	Sale of Common Stock	3,600	$0.42
Zeff Capital, L.P.	April 1, 2019	Sale of Common Stock	5,600	$0.42
Zeff Capital, L.P.	April 3, 2019	Sale of Common Stock	5,000	$0.41
Zeff Capital, L.P.	April 4, 2019	Sale of Common Stock	5,600	$0.41
Zeff Capital, L.P.	April 4, 2019	Sale of Common Stock	2,600	$0.41

Zeff Capital, L.P.	April 5, 2019	Sale of Common Stock	4,600	$0.41
Zeff Capital, L.P.	April 8, 2019	Sale of Common Stock	4,500	$0.41
Zeff Capital, L.P.	April 9, 2019	Sale of Common Stock	4,000	$0.41
Zeff Capital, L.P.	April 10, 2019	Sale of Common Stock	4,500	$0.41
Zeff Capital, L.P.	April 10, 2019	Sale of Common Stock	300	$0.41
Zeff Capital, L.P.	April 12, 2019	Sale of Common Stock	5,000	$0.41
Zeff Capital, L.P.	April 22, 2019	Sale of Common Stock	6,500	$0.40
Zeff Capital, L.P.	April 22, 2019	Sale of Common Stock	6,500	$0.40
Zeff Capital, L.P.	April 23, 2019	Sale of Common Stock	5,000	$0.40
Zeff Capital, L.P.	April 23, 2019	Sale of Common Stock	10,000	$0.40
Zeff Capital, L.P.	April 23, 2019	Sale of Common Stock	10,000	$0.40
Zeff Capital, L.P.	April 24, 2019	Sale of Common Stock	6,500	$0.40
Zeff Capital, L.P.	April 25, 2019	Sale of Common Stock	7,600	$0.40

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2019

/s/ Daniel Zeff

Daniel Zeff

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager